Exhibit 99.1

Tantech Reports Full Year 2021 Financial Results

Highlights (Full Year 2021 Compared to Full Year 2020)

● 30.7% Increase in Revenue to $55.3 Million

● 133.0% Increase in Gross Profit to $10.4 Million

● 8.3 Percentage Point Expansion in Gross Margin

● $105.8 Million Current Asset Balance with $21.8 Million in Current Liabilities at December 31, 2021, with a $7.2 Million Market Capitalization at July 12, 2022

LISHUI, China, July 18, 2022 – Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), a clean energy company, today reported its audited financial results for the twelve months ended December 31, 2021.

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, said, “We achieved a record 30.7% increase in revenue to $55.3 million for the full year 2021 compared to the full year 2020. On top of that we drove a 133.0% increase in gross profit to 10.4 million, with an 8.3 percentage point expansion in gross margin. Our results are even more impressive given our team’s ability to execute and remain focused in the face of the COVID-19 pandemic and closures in China, and global supply chain challenges. This impacted our profitability in 2021 and continues to in 2022 but we are working diligently with our supply chain partners to mitigate costs, secure inventory and best support demand from our customers.”

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, continued, “Overall, we are pleased with our continued execution on multiple fronts as we drove growth in our core business, made major progress in the transformation of our EV and specialty vehicles business, and strengthened our balance sheet. We are excited about opportunities in the specialty EV market based on customer feedback and forecasts for specialty EVs, including electric driverless street sweepers, supported by the global zero-emission vehicle trend, as well as favorable government policies and support in terms of subsidies, grants and tax rebates. Domestically, China has become the largest new energy vehicle market in the world led by the government’s endorsement and its focus on petroleum resource independence, environmental protection and the ‘Made in China 2025’ industrial upgrade. We are already collaborating with technology companies and consultants on developing specialty EVs, and plan to invest heavily in this area in 2022.”

“Finally,” concluded Mr. Wangfeng Yan, Chief Executive Officer of Tantech, “the fact that we ended 2021 with a $105.8 million current asset balance with just $21.8 million in current liabilities – and our recent market capitalization was just $7.2 million – underscores the significant opportunity we believe exists to fund our growth initiatives and build value for shareholders. We are confident that we can achieve our goal by continuing to successfully execute and delivering positive proof points on our EV and speciality vehicle business transformation, while showing a further expansion in revenue and profit growth.”

	Financial Results
	For the Twelve Months Ended
	December 31,
($ millions, except per share data and percentages)	2021	2020	Change
Revenues	$55.3	$42.3	30.7%
Gross profit	$10.4	$4.5	133.0%
Gross margin	18.9%	10.6%	8.3	percentage points
Operating expenses	$18.9	$14.8	27.8%
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(8.4)	$(6.5)	28.2%
Basic/Diluted (loss) earnings per share	$(2.01)	$(2.21)	$(9.0)%

●	Total revenue increased by approximately $13.0 million, or 30.7%, to approximately $55.3 million in fiscal 2021 from approximately $42.3 million in fiscal 2020. The increase was mainly attributable to the significant increase of our revenues from consumer products due to higher sales volume from existing and new customers. Revenue from Company’s EV segment increased 382.4% to approximately $1.9 million in fiscal 2021, as compared to approximately $0.4 million in fiscal 2020, with increased sales of smart electronic sanitation vehicles, income from the sale of electric specialty vehicles and power batteries and commission income for electric specialty vehicles sold on behalf of other manufacturers.
●	Our gross profit increased by approximately $6.0 million, or 133.0% to approximately $10.4 million in fiscal 2021 from approximately $4.5 million in fiscal 2020. The gross profit margin was 18.9% in fiscal 2021, as compared to 10.6% in fiscal 2020. On a segment basis, gross margins for consumer product and EV segments were 18.7% and 24.2%, respectively, for fiscal 2021, compared to 10.7% and (3.0)%, respectively, for fiscal 2020. The increase in overall gross margin was primarily attributable to the higher selling price and lower unit cost related to consumer product segment and EV segment.
●	Research and development expenses increased by $7.2 million, or 804.8%, to $8.1 million in fiscal 2021 from $0.9 million in fiscal 2020. The increase was primarily due to the R&D activities in connection with our EV segment. During fiscal 2021, we increased our investment significantly for smart electric sanitation vehicles designed to be used in closed industrial parks and residential communities. We have successfully manufactured sanitation vehicles and generated revenue approximately $1.9 million from EV sales in fiscal year 2021.
●	Total operating expenses increased by $4.1 million, or 27.8%, to $18.9 million in fiscal 2021 from $14.8 million in fiscal 2020, which was mainly due to increases of approximately $7.9 million in general and administrative expense and $7.2 million in research and development expenses, offset by a decrease of approximately $12.0 million in impairment of intangible assets for fiscal 2021, as compared to of the fiscal 2020.
●	Loss before income tax was approximately $8.3 million in fiscal 2021, a decrease of approximately $2.4 million compared to a loss of approximately $10.6 million in fiscal 2020. The decrease was primarily attributable to an increase of approximately $6.0 million in gross profit compared to fiscal 2020.
●	As of December 31, 2021, the Company had cash and restricted cash on hand of approximately $43.6 million. Current assets were approximately $105.8 million and current liabilities were approximately $21.8 million, which resulted in a current ratio of 4.9:1. Total stockholders’ equity as of December 31, 2021 was approximately $112.5 million.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company’s subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. In May 2022, the Company established a wholly-owned subsidiary, EPakia Inc. Based in the Mid-Atlantic region of the United States, EPakia plans to develop biodegradable packaging business in the United States and other international markets. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as expressly required by applicable law.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(audited)

	For the Twelve Months Ended
	December 31,
	2021	2020
Assets
Current Assets
Cash and cash equivalents	$43,144,049	$37,119,195
Restricted cash	422,832	220,109
Accounts receivable, net	44,962,926	34,410,597
Inventories, net	1,069,698	671,251
Due from related party	10,354,051	—
Advances to suppliers, net	3,420,628	6,854,461
Advances to suppliers – related party	—	1,533,000
Prepaid taxes	1,609,466	1,046,667
Prepaid expenses and other receivables, net	824,239	45,467
Total Current Assets	105,807,889	81,900,747
Property, plant and equipment, net	2,103,947	2,477,912

Other Assets
Manufacturing rebate receivable	—	5,755,237
Intangible assets, net	205,971	664,033
Right of use assets	313,172	—
Long-term Investment	26,096,079	25,497,316
Total Other Assets	26,615,222	31,916,586
Total Assets (Note 3 at VIE)	$134,527,058	$116,295,245

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$4,719,552	$5,564,790
Bank acceptance notes payable	—	1,753,109
Accounts payable	1,563,787	1,543,994
Due to related parties	1,847,421	2,019,087
Customer deposits	3,580,622	3,183,088
Taxes payable	823,701	571,354
Loan payable to third parties	7,002,385	306,600
Lease liabilities-current	115,330	—
Accrued liabilities and other payables	2,114,258	1,861,835
Total Current Liabilities	21,767,056	16,803,857
Lease liabilities non-current	223,291	—
Total Liabilities	21,990,347	16,803,857

Stockholders’ Equity
Common stock, $0.01 par value, 60,000,000 shares authorized, 6,399,460 and 3,589,409 shares issued and outstanding as of December 31, 2021 and 2020, respectively*	63,995	35,894
Additional paid-in capital	69,566,786	48,392,181
Statutory reserves	6,874,614	6,437,506
Retained earnings	36,684,794	45,480,031
Accumulated other comprehensive income (loss)	1,071,149	(1,493,070)
Total Stockholders’ Equity attributable to the Company	114,261,338	98,852,542
Noncontrolling interest	(1,724,627)	638,846
Total Stockholders’ Equity	112,536,711	99,491,388
Total Liabilities and Stockholders’ Equity	$134,527,058	$116,295,245

* Retroactively restated for one-for-ten reverse split with effective date of February 25, 2022.

* please see “Note 3: Variable Interest Entities” in the notes accompanying the audited financial statements filed on the Company’s Report of Foreign Private Issuer on Form 20-F dated July 18, 2022.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Loss

(audited)

	For the Twelve Months Ended
	December 31,
	2021	2020
Revenues	$55,263,673	$42,283,670
Cost of revenues	44,832,347	37,807,297
Gross Profit	10,431,326	4,476,373

Operating expenses
Selling expenses	221,364	977,201
General and administrative expenses	8,831,407	955,210
Share based compensation	1,840,000	—
Impairment of goodwill and intangible asset	—	11,998,606
Research and development expenses	8,053,400	890,316
Total operating expenses	18,946,171	14,821,333

Loss from operations	(8,514,845)	(10,344,960)

Other income (expenses)
Interest income	117,735	50,732
Interest expense	(740,400)	(300,125)
Rental income from related party	117,958	—
Gain from sale property to a related party	545,874	—
Other income (loss), net	210,176	(39,530)
Total other income (expenses)	251,343	(288,923)

Loss before income tax expense	(8,263,502)	(10,633,883)
Income tax expense (credit)	2,429,480	(611,655)
Net loss	(10,692,982)	(10,022,228)
Less: net loss attributable to noncontrolling interest	(2,334,853)	(3,501,808)
Net loss attributable to common stockholders of Tantech Holdings Ltd	$(8,358,129)	$(6,520,420)

Net loss	(10,692,982)	(10,022,228)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,535,599	5,892,311
Comprehensive loss	(8,157,383)	(4,129,917)
Less: Comprehensive loss attributable to noncontrolling interest	(2,363,473)	(3,707,370)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd	$(5,793,910)	$(422,547)

Loss per share - Basic and Diluted*	$(2.01)	$(2.21)
Weighted Average Shares Outstanding - Basic and Diluted Continuing operations and discontinued operations*	4,148,737	2,956,624

* Retroactively restated for one-for-ten reverse split with effective date of February 25, 2022.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(audited)

	For the Twelve Months Ended,
	December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(10,692,982)	$(10,022,228)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Allowance (Reversal of) for doubtful accounts - accounts receivable	(52,789)	(845,416)
Reversal of allowance for doubtful accounts - advance to suppliers	(142,799)	(378,233)
Write off manufacturing rebate receivable	5,819,059	—
Reversal of allowance for doubtful accounts – other receivables	—	(84,573)
Share based compensation	1,840,000	—
Inventory reserve	359,501	92,064
Impairment of goodwill and intangible asset	—	11,998,606
Decrease in deferred tax liability	—	(1,799,791)
Depreciation expense	444,462	436,427
Amortization of intangible asset	472,140	441,489
Amortization of right of use assets	44,964	—
(Gain) Loss from disposal of property, plant and equipment	(545,844)	68,614
Issuance of common stock for service	—	33,812
Contingent liability	535,389	—
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(9,573,463)	8,024,036
Advances to suppliers	3,694,066	7,093,022
Advances to suppliers - related party	1,550,000	(1,448,000)
Inventory	(737,552)	(125,492)
Prepaid expenses and other receivables	(768,288)	133,768
Manufacturing rebate receivable	2,374,720
Accounts payable	(16,266)	(206,261)
Accrued liabilities and other payables	(323,441)	313,552
Customer deposits	318,875	(3,792,409)
Collection of receivables from discontinued operations	—	—
Lease liabilities	(19,824)	—
Taxes payable	(295,666)	1,863,853
Net cash (used in) provided by operating activities	(8,090,458)	14,171,560

Cash flows from investing activities
Acquisition of property, plant and equipment	(220,308)	(144,806)
Proceeds from disposal of property, plant and equipment	748,612	21,842
Additions to intangible assets	(4,220)	—
Net cash provided by (used in) investing activities	524,084	(122,964)

Cash flows from financing activities
Proceeds from loans from third parties	6,917,589	—
Repayment of loans from third parties	(310,000)	—
Bank acceptance notes payable, net of repayment	(1,772,550)	1,448,667
Proceeds from bank loans	7,774,800	9,568,384
Repayment of bank loans	(8,738,900)	(11,230,688)
Proceeds from (repayment of) loans from related parties, net	(10,428,196)	98,474
Proceeds from issuance of common stock and warrants	19,362,706	9,055,232
Net cash provided by) financing activities	12,805,449	8,940,069

Effect of exchange rate changes on cash, restricted cash and cash equivalents	988,502	1,704,662

Net increase in cash, restricted cash and cash equivalents	6,227,577	24,693,327

Cash, restricted cash and cash equivalents, beginning of year	37,339,304	12,645,977

Cash, restricted cash and cash equivalents, end of year	$43,566,881	$37,339,304

Supplemental disclosure information:
Income taxes paid	$2,278,134	$436,566
Interest paid	$265,248	$308,690

Supplemental non-cash activities:
Common shares issued for service	$1,840,000	$33,812